# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Super Micro Computer, Inc., CIK 0001375365
CUSIP: 86800U302
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 980 Rock Avenue, San Jose, California (CA), 95131
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001011712-26-000010
Filed by CIK 0001011712

## Reporting persons
- Capital Ventures International: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 8,805,130; shared voting power 33,379,848; sole dispositive power 8,805,130; shared dispositive power 33,379,848; aggregate amount beneficially owned 33,379,848 (5.1% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International, Susquehanna Advisors Group, Inc. and Susquehanna Fundamental Investments, LLC, may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person. With respect to Row 5 and Row 7 above, Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over the shares directly owned by Capital Ventures International.
- Susquehanna Advisors Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 33,379,848; sole dispositive power 0; shared dispositive power 33,379,848; aggregate amount beneficially owned 33,379,848 (5.1% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International, Susquehanna Advisors Group, Inc. and Susquehanna Fundamental Investments, LLC, may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person. With respect to Row 5 and Row 7 above, Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over the shares directly owned by Capital Ventures International.
- G1 Execution Services, LLC: type of reporting person: broker-dealer (BD), other (OO); citizenship or place of organization: Illinois (IL); sole voting power 14,188; shared voting power 33,379,848; sole dispositive power 14,188; shared dispositive power 33,379,848; aggregate amount beneficially owned 33,379,848 (5.1% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International, Susquehanna Advisors Group, Inc. and Susquehanna Fundamental Investments, LLC, may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.
- SIG Brokerage, LP: type of reporting person: broker-dealer (BD), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 46,315; shared voting power 33,379,848; sole dispositive power 46,315; shared dispositive power 33,379,848; aggregate amount beneficially owned 33,379,848 (5.1% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International, Susquehanna Advisors Group, Inc. and Susquehanna Fundamental Investments, LLC, may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.
- Susquehanna Fundamental Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 364,780; shared voting power 33,379,848; sole dispositive power 364,780; shared dispositive power 33,379,848; aggregate amount beneficially owned 33,379,848 (5.1% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International, Susquehanna Advisors Group, Inc. and Susquehanna Fundamental Investments, LLC, may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.
- Susquehanna Investment Group: type of reporting person: broker-dealer (BD), partnership (PN); citizenship or place of organization: Pennsylvania (PA); sole voting power 1,685,317; shared voting power 33,379,848; sole dispositive power 1,685,317; shared dispositive power 33,379,848; aggregate amount beneficially owned 33,379,848 (5.1% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International, Susquehanna Advisors Group, Inc. and Susquehanna Fundamental Investments, LLC, may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.
- Susquehanna Securities, LLC: type of reporting person: broker-dealer (BD), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 22,464,118; shared voting power 33,379,848; sole dispositive power 22,464,118; shared dispositive power 33,379,848; aggregate amount beneficially owned 33,379,848 (5.1% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International, Susquehanna Advisors Group, Inc. and Susquehanna Fundamental Investments, LLC, may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

## Item 1. Issuer
Name of issuer: Super Micro Computer, Inc.
Address of issuer's principal executive offices: 980 Rock Avenue, San Jose, California 95131

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities listed below, who are collectively referred to herein as "Reporting Persons" with respect to the shares of Common Stock, $0.001 par value per share (the "Shares"), of Super Micro Computer, Inc. (the "Company").

(i) Capital Ventures International
(ii) Susquehanna Advisors Group, Inc.
(iii) G1 Execution Services, LLC
(iv) SIG Brokerage, LP
(v) Susquehanna Fundamental Investments, LLC
(vi) Susquehanna Investment Group
(vii) Susquehanna Securities, LLC
Address of principal business office or, if none, residence:
The address of the principal business office of Capital Ventures International is:

P.O. Box 897
Windward 1, Regatta Office Park
West Bay Road
Grand Cayman, KY1-1103
Cayman Islands

The address of the principal business office of G1 Execution Services, LLC is:

175 W. Jackson Blvd.
Suite 1700
Chicago, IL 60604

The address of the principal business office of each of SIG Brokerage, LP, Susquehanna Advisors Group, Inc., Susquehanna Fundamental Investments, LLC, Susquehanna Investment Group and Susquehanna Securities, LLC is:

401 E. City Avenue
Suite 220
Bala Cynwyd, PA 19004
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The number of Shares reported as beneficially owned by Capital Ventures International consists of Shares issuable upon conversion of the Company's 7.00% Series A Mandatory Convertible Preferred Stock ("Preferred Stock") represented by depositary shares (the "Depositary Shares"). The number of Shares reported as beneficially owned by SIG Brokerage, LP includes options to buy 34,500 Shares. The number of Shares reported as beneficially owned by Susquehanna Investment Group includes options to buy 1,550,100 Shares. The number of Shares reported as beneficially owned by Susquehanna Securities, LLC includes options to buy 21,423,300 Shares.

The Company's Prospectus Supplement (to Prospectus dated June 9, 2026, Registration No. 333-296641), filed on June 12, 2026, indicates there were 646,832,377 Shares outstanding as of the completion of the concurrent offerings of Depositary Shares and Shares referred to therein.
Percent of class: 5.1
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by this Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by this Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EXHIBIT INDEX

EXHIBIT DESCRIPTION
________ ________
24 Limited Power of Attorney*
99 Joint Filing Agreement*

* Previously filed

## Signatures
- Capital Ventures International: /s/ Brian Sopinsky, Brian Sopinsky, Assistant Secretary of Susquehanna Advisors Group, Inc. (08/14/2026)
- Susquehanna Advisors Group, Inc.: /s/ Brian Sopinsky, Brian Sopinsky, Assistant Secretary (08/14/2026)
- G1 Execution Services, LLC: /s/ Brian Sopinsky, Brian Sopinsky, Secretary (08/14/2026)
- SIG Brokerage, LP: /s/ Brian Sopinsky, Brian Sopinsky, Assistant Secretary (08/14/2026)
- Susquehanna Fundamental Investments, LLC: /s/ Brian Sopinsky, Brian Sopinsky, Assistant Secretary (08/14/2026)
- Susquehanna Investment Group: /s/ Brian Sopinsky, Brian Sopinsky, General Counsel (08/14/2026)
- Susquehanna Securities, LLC: /s/ Brian Sopinsky, Brian Sopinsky, Secretary (08/14/2026)
Comment: Susquehanna Advisors Group, Inc. serves as authorized agent of Capital Ventures International pursuant to a Limited Power of Attorney, a copy of which was previously filed.